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                                                                  EXHIBIT 3.2(j)

By-Laws Amendment

Adopted as of March 18, 2003


           RESOLVED, that the following amendment to Section 4.1 and the adoption of Section 4.7 (D) to the Revised By-Laws of the Corporation be adopted: The office of "chief administrative officer" shall be added to the list of executive officers of the Corporation set forth in the first sentence in
Section 4.1 of the Revised By-Laws of the Corporation, and the following Section 4.7(D) shall be added to the By-Laws of the Corporation:

"4.7(D) CHIEF ADMINISTRATIVE OFFICER. The chief administrative officer of the corporation shall have such powers and duties as chief administrative officers of corporations usually have or as the Board or the chief executive officer assigns to him."